FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                            No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                            No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (unaudited)
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures

	2nd quarter(1)		first six months(2)
	2004	2003	2004	2003
Net income	1,210	568	1,936	1,089
(in millions of euros)

Earnings per share(3)	1.36	0.64	2.17	1.22
(in euros)

Net cash from operating and investing activities	3,565	1,398	2,374	261
(in millions of euros)
therein: Net cash (used in) provided by operating activities	2,175	1,957	1,578	1,272
Net cash (used in) provided by investing activities	1,390	(559)	796	(1,011)
Supplemental contributions to pension trusts	—	—	(1,255)	(442)
(included in net cash from operating activities)
Net proceeds from the sale of Infineon shares
(included in net cash from investing activities)	1,794	—	1,794	—

Group profit from Operations	1,076	1,073	2,437	2,170
(in millions of euros)

New orders	19,716	19,084	40,206	39,229
(in millions of euros)

Sales	17,794	18,230	36,123	37,075
(in millions of euros)

	March 31, 2004	September 30, 2003
Employees (in thousands)	415	417
Germany	167	170
International	248	247

(1)	January 1 — March 31, 2004 and 2003, respectively
(2)	October 1, 2003 and 2002 — March 31, 2004 and 2003, respectively
(3)	Earnings per share — basic

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse Prensa For the business and financial press Munich, April 28, 2004

Siemens in the second quarter (January 1 to March 31) of fiscal 2004

•	Net income was €1.210 billion, up strongly from €568 million in the second fiscal quarter a year ago.

•	Net income was influenced by a pre-tax gain of €590 million on the sale of shares of Infineon Technologies AG, a goodwill impairment of €433 million related to Siemens Dematic (SD), and a reversal of €246 million in deferred tax liabilities arising as a consequence of the Infineon share sale. Excluding these effects, net income was €807 million, up 42% year-over-year.

•	Group Profit from Operations was €1.076 billion, level with the prior-year period despite a loss of €289 million at Transportation Systems (TS) due to significant charges in its rolling stock business.

•	Orders of €19.716 billion were up 3% and sales of €17.794 billion were down 2% compared to the second quarter a year earlier. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders increased 5% and sales rose 2%.

•	Net cash from operating and investing activities rose to €3.565 billion, including €1.794 billion in net proceeds from the sale of Infineon shares.

“I am pleased with our overall performance for the second quarter,” said Siemens CEO Heinrich v. Pierer. “We progressed well in the Groups and largely hit our earnings targets. The same goes for sales and orders, in a still challenging macroeconomic environment. This shows we have moved further along the right path toward achieving our operational goals.

The main exception is TS, where problems arose in the rolling stock business, principally involving Combino railcars. This forced us to take significant charges, and I cannot rule out further earnings impacts. We have established a special team to address this situation, drawing on the technical expertise of the company as a whole. Despite these difficulties we remain committed to our full-year targets. However, the charges make them more challenging to achieve.”

For the second quarter ended March 31, 2004, Siemens reported net income of €1.210 billion and basic earnings per share of €1.36, compared to €568 million and €0.64 in the second quarter a year earlier. The primary driver of net income was €1.076 billion in Group Profit from Operations. A number of additional factors influenced net income in the current period. A pre-tax gain of €590 million on the sale of Infineon shares was partly offset by a goodwill impairment of €433 million related to Siemens’ 2001 acquisition of businesses from Atecs Mannesmann, which were merged into Siemens Dematic. Net income also included a reversal of €246 million in deferred tax liabilities.

In Operations, a majority of Siemens’ Groups achieved both double-digit profit growth and higher earnings margins compared to the prior-year period. The leading earnings contributors for the quarter included Power Generation (PG), Automation and Drives (A&D), Medical Solutions (Med), Siemens VDO Automotive (SV), and Osram. Due primarily to the charges at TS in its rolling stock business, second-quarter Group Profit from Operations was up only slightly year-over-year.

Second-quarter orders of €19.716 billion were up 3% from €19.084 billion in the second quarter a year earlier. Sales of €17.794 billion were down 2% from €18.230 billion in the prior-year quarter. Excluding currency translation effects and the net effect of acquisitions and dispositions (i.e., on a comparable basis), orders increased 5% and sales rose 2% year-over-year.

Net cash from operating and investing activities in the second quarter was €3.565 billion, including net proceeds of €1.794 billion from the sale of Infineon shares. Excluding this effect, net cash was still up sharply compared to €1.398 billion in the second quarter a year ago.

Operations in the second quarter of fiscal 2004

Information and Communications

Information and Communication Networks (ICN)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	37	(147)
Group profit margin	2.3%	(8.8)%

Sales	1,618	1,679	(4)%	(1)%
New orders	1,773	1,689	5%	7%

*Excluding currency translation effects of (3)% on sales and currency translation effects of (3)% and portfolio effects of 1% on orders.

ICN posted another sharply improved quarter year-over-year, reflecting the positive impact of previous restructuring efforts. The earnings turn-around was most evident in ICN’s Carrier Networks and Services business, which recorded a €5 million profit on sales of €753 million compared to a loss of €180 million on sales of €797 million in the second quarter a year earlier. The Enterprise Networks division earned €46 million on sales of €867 million compared to €49 million on sales of €887 million in the prior-year quarter. For ICN overall, second-quarter sales were nearly level with the prior year on a comparable basis. Orders rose year-over-year, particularly at the Carrier Networks division.

Information and Communication Mobile (ICM)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	109	55	98%
Group profit margin	4.1%	2.4%

Sales	2,661	2,329	14%	17%
New orders	2,713	2,300	18%	20%

*Excluding currency translation effects.

ICM nearly doubled its second-quarter Group profit year-over-year, to €109 million, combining double-digit sales growth with higher earnings margins. The Mobile Networks division led the way with €76 million in profits on sales of €1.163 billion, compared to €44 million on sales of €1.067 billion a year earlier. The Mobile Phones division increased sales 26%, to €1.243 billion, and profits rose to €13 million from €2 million, despite a lower average selling price per unit compared to the prior-year quarter. Handset volume rose to 12.8 million units from 8.0 million in the same period a year earlier. Average selling price remained stable compared to the first quarter of this fiscal year (the seasonally strong Christmas quarter), when handset volume was 15.2 million units. For ICM as a whole, second-quarter sales rose 14% to €2.661 billion, and second-quarter orders climbed 18% to €2.713 billion.

Siemens Business Services (SBS)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	26	25	4%
Group profit margin	2.3%	1.9%

Sales	1,121	1,338	(16)%	(15)%
New orders	1,334	1,291	3%	5%

*Excluding currency translation effects.

Group profit of €26 million at SBS rose 4% compared to the second quarter a year earlier, as the Group countered volume-driven pressure on earnings with cost-reduction measures. Sales declined year-over-year, to €1.121 billion, while orders rose to €1.334 billion on the strength of large new contracts in Europe.

Automation & Control

Automation and Drives (A&D)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	235	184	28%
Group profit margin	11.2%	9.0%

Sales	2,102	2,034	3%	5%
New orders	2,180	2,155	1%	3%

*Excluding currency translation effects of (3)% and portfolio effects of 1%.

A&D continued to increase its operating leverage, achieving a 28% increase in Group profit, to €235 million, on a 3% rise in sales. As in recent quarters, higher productivity and a streamlined cost structure enabled A&D to increase earnings in a difficult market environment. The Industrial Automation Systems and Motion Control Systems divisions were leading contributors to Group profit, and improving profitability in the U.S. also contributed to A&D’s earnings growth. Sales rose to €2.102 billion and orders were also up year-over-year, at €2.180 billion.

Industrial Solutions and Services (I&S)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	26	4
Group profit margin	2.6%	0.4%

Sales	983	990	(1)%	2%
New orders	1,085	1,018	7%	10%

*Excluding currency translation effects.

I&S posted €26 million in Group profit, as the Group benefited from higher productivity resulting from previous restructuring efforts. Sales were level with the second quarter a year earlier, while orders rose 10% year-over-year on a comparable basis, benefiting from major new orders in China. I&S continues to streamline its business portfolio.

Siemens Dematic (SD)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	(30)	12
Group profit margin	(6.0)%	1.8%

Sales	503	658	(24)%	(20)%
New orders	761	614	24%	35%

*Excluding currency translation effects of (5)% and (12)% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.

Group profit at SD was a negative €30 million, despite higher earnings on stronger sales at the Electronics Assembly division. Overall results for SD were driven by a combination of factors including excess capacity and project cost overruns. Following an extensive internal review of the outlook for the SD’s airport logistics activities and distribution and industry activities, management concluded that goodwill related to SD was impaired. Because these businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction, the resulting goodwill impairment was taken centrally. Sales of €503 million for SD were substantially lower than in the same period a year earlier, while a major new contract with the U.S. Postal Service increased orders by 35% year-over-year on a comparable basis.

Siemens Building Technologies (SBT)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	16	2
Group profit margin	1.6%	0.2%

Sales	996	1,228	(19)%	(8)%
New orders	1,030	1,238	(17)%	(5)%

*Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of (7)% on sales and orders.

SBT posted higher Group profit on lower sales year-over-year, reflecting the streamlining of its business portfolio between the periods under review. Sales and orders, at €996 million and €1.030 billion, respectively, were lower in comparison to the prior year primarily due to first-quarter divestiture of SBT’s facility management activities, coupled with currency translation effects and a weak construction market in Europe.

Power

Power Generation (PG)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	274	262	5%
Group profit margin	16.0%	15.5%

Sales	1,713	1,691	1%	(7)%
New orders	2,414	2,213	9%	(8)%

*Excluding currency translation effects of (5)% on sales and orders and portfolio effects of 13% and 22% on sales and orders, respectively.

PG was the top earnings performer among Siemens Groups, posting Group profit of €274 million. Earnings rose 5% even though the prior-year period benefited from substantial cancellation gains. PG’s service business continued to increase its earnings contribution year-over-year. The industrial turbine business acquired from Alstom between the periods under review also contributed to PG’s positive earnings development. Higher sales for PG overall, €1.713 billion, reflect the new volume from Alstom partly offset by negative currency translation effects. The same factors influenced orders of €2.414 billion.

Power Transmission and Distribution (PTD)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	63	50	26%
Group profit margin	7.9%	5.9%

Sales	793	846	(6)%	(3)%
New orders	907	811	12%	18%

*Excluding currency translation effects.

PTD increased Group profit to €63 million, up 26% year-over-year, and improved its earnings margin by two full points compared to the prior-year quarter. The High Voltage division was a key earnings contributor. Sales were €793 million compared to €846 million in the prior-year quarter, while double-digit order growth year-over-year included new contracts in the Middle East, Africa, and Asia-Pacific.

Transportation

Transportation Systems (TS)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	(289)	64
Group profit margin	(28.4)%	5.8%

Sales	1,017	1,101	(8)%	(6)%
New orders	1,121	1,424	(21)%	(20)%

*Excluding currency translation effects.

TS reported a loss of €289 million, primarily due to €364 million in charges. Within this total, the Mass Transit division accounted for €296 million of the charges, primarily in its light rail business (Combino), while the Trains division accounted for the remaining €68 million. Sales of €1.017 billion were below the prior-year level due in part to delays in project completion. The decline in orders year-over-year reflects a number of factors, including multiple large orders in the prior-year period, a market slow-down, and a focus at TS on resolving technical issues in its rolling stock business.

Siemens VDO Automotive (SV)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	128	119	8%
Group profit margin	5.9%	5.4%

Sales	2,162	2,185	(1)%	8%
New orders	2,160	2,185	(1)%	8%

*Excluding currency translation effects of (3)% and portfolio effects of (6)%.

SV recorded second-quarter Group profit of €128 million, up 8% year-over-year, on the strength of higher profitability at the Interior and Infotainment division. Second-quarter sales and orders of €2.162 billion and €2.160 billion, respectively, were nearly level year-over-year. Excluding currency translation effects and primarily the divestiture of SV’s cockpit module business between the periods under review, second-quarter sales and orders rose 8% year-over-year. After the close of the second quarter, Siemens completed its acquisition of certain U.S. automotive electronics manufacturing activities of DaimlerChrysler AG located in Huntsville, Alabama, and will consolidate them into Siemens worldwide as of April 1, 2004.

Medical

Medical Solutions (Med)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	228	255	(11)%
Group profit margin	13.3%	13.9%

Sales	1,708	1,830	(7)%	5%
New orders	1,736	1,845	(6)%	6%

*Excluding currency translation effects of (7)% and portfolio effects of (5)%.

Med was once again a leading earnings contributor, with €228 million in Group profit for the second quarter. Med’s core diagnostics imaging businesses held their own in a competitive market, maintaining their earnings levels and driving the Group’s sales and orders higher year-over-year on a comparable basis. Second-quarter sales of €1.708 billion and orders of €1.736 billion reflect currency translation effects, as well as the sale of Med’s Life Support Systems business and the transfer of a portion of its electromedical systems business into a joint venture between the periods under review.

Lighting

Osram

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Group profit	116	101	15%
Group profit margin	10.7%	9.5%

Sales	1,088	1,063	2%	10%
New orders	1,088	1,063	2%	10%

* Excluding currency translation effects.

Osram achieved a 15% increase in second-quarter Group profit, to €116 million, on the strength of higher profitability combined with higher sales at the Automotive Lighting and Opto Semiconductors divisions. At €1.088 billion, sales and orders were up 10% year-over-year excluding currency translation effects. Top-line growth was well balanced geographically on a currency-adjusted basis, highlighted by strengthening demand in Eastern Europe and Asia-Pacific.

Other operations

Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities resulted in €137 million in Group profit in the second quarter, up from €87 million in the same period a year earlier. The improvement was driven by higher equity earnings in the current quarter, mostly from Bosch und Siemens Hausgeräte GmbH.

Corporate Items, Pensions and Eliminations
Corporate items, pensions and eliminations were a negative €108 million in the second quarter, compared to a negative €386 million in the same period a year earlier. In the prior-year period, Corporate items included a negative €127 million representing Siemens’ equity share of Infineon’s net loss for the quarter. Corporate items no longer include an equity share of Infineon’s results. The current period includes the pre-tax gain of €590 million on the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to the airport logistics and distribution and industry activities of SD which were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction. Centrally carried pension expense was €183 million in the second quarter compared to €187 million in the same period a year ago.

Financing and Real Estate

Siemens Financial Services (SFS)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Income before income taxes	66	58	14%

Sales	145	139	4%	8%

*Excluding currency translation effects.

Income before income taxes at SFS was €66 million compared to €58 million in the second quarter a year earlier.

Siemens Real Estate (SRE)

	Second quarter ended March 31,
			% Change
(€ in millions)	2004	2003	Actual	Comparable*
Income before income taxes	45	55	(18)%

Sales	399	395	1%	2%

*Excluding currency translation effects.

Income before income taxes at SRE was €45 million in the second quarter compared to €55 million in the same period a year earlier, due primarily to a weaker market for sales of commercial real estate. The same conditions resulted in lower income before income tax on a consecutive-quarter basis. SRE has put a property development project in Frankfurt, Germany on hold pending an updated analysis of prevailing market conditions.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €128 million, compared to €28 million in the same period a year ago. The difference is primarily the result of positive mark-to-market effects at Corporate Treasury from interest rate derivative contracts not qualifying for hedge accounting, and higher interest income.

Income statement highlights for Operations in the second quarter
In Operations, net sales were €17.618 billion compared to €18.113 billion a year earlier. Second-quarter gross profit margin improved to 28.3% of sales, from 27.8% a year ago, driven by higher margins at a majority of Siemens’ Groups. Research and development expense was 7.1% of sales, even with the level in the prior-year quarter. Marketing, selling, and general administration expense was 17.9% of sales, up from 17.4% in the same period a year earlier.

Other operating income (expense), net was a negative €426 million, compared to a positive €69 million in the prior-year period. The current period includes the €433 million goodwill impairment mentioned above, while the prior-year period benefited from cancellation gains at PG. Income from investments in other companies, net was €762 million compared to €3 million in the second quarter a year earlier. The current period included the pre-tax gain of €590 million from the sale of Infineon shares and higher equity earnings at Bosch und Siemens Hausgeräte GmbH. The prior-year period included a negative €127 million from Siemens’ equity share of Infineon’s quarterly net loss.

Income and earnings per share in the first six months
Net income for the first six months of fiscal 2004 increased to €1.936 billion, up from €1.089 billion a year earlier. The current period includes the pre-tax gain of €590 million on the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to the airport logistics and distribution and industry activities of SD acquired from Atecs Mannesmann. Net income also benefited from the reversal of €246 million in deferred tax liabilities. Operations also made a significant contribution to the growth in net income, as Group Profit from Operations rose 12% to €2.437 billion from €2.170 billion in the prior-year period. Basic earnings per share for the first six months of this year were €2.17 and diluted earnings per share were €2.08. Earnings per share in the same period a year ago were €1.22, without dilution.

Sales and order trends for the first six months
Sales in Germany for the first half of fiscal 2004 were €8.555 billion, up 3% compared to the first half a year earlier, while orders in Germany decreased 1% year-over-year, to €8.605 billion. International sales decreased 4% year-over-year, to €27.568 billion, and international orders increased 4%, to €31.601 billion. On a comparable basis, international sales for the first half rose 2% and international orders climbed 8%.

Within international results, sales for the first half of fiscal 2004 in the U.S. of €6.182 billion were 22% lower compared to the same period a year earlier, due primarily to the end of the gas turbine boom in the U.S. Orders of €6.597 billion were 13% lower year-over-year. Excluding currency translation effects, U.S. sales were 9% lower and U.S. orders were up 2% year-over-year. Sales in Asia-Pacific for the first six months remained stable year-over-year, at €4.307 billion, and orders decreased 2%, to €4.819 billion. Excluding currency translation effects, sales in the Asia-Pacific region rose 7% and orders rose 5%. Sales in China were €1.311 billion, 3% below the prior-year level, while orders reached €1.524 billion, up 16%. Excluding currency translation effects, sales rose 6% and orders climbed 27%.

Liquidity for the first six months
For Siemens worldwide, net cash from operating and investing activities for the first six months of fiscal 2004 was €2.374 billion, including €1.794 billion in net proceeds from the sale of Infineon shares. For comparison, net cash was €261 million in the same period a year earlier. Both periods under review included supplemental pension contributions, totalling €1.255 billion in the first half of fiscal 2004 and €442 million in the same period of fiscal 2003.

Funding status of pension plans
The funding status of Siemens’ principal pension plans on March 31, 2004 improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €3.1 billion compared to an underfunding of approximately €5.0 billion at September 30, 2003. The return on plan assets during the first six months amounted to €1.012 billion. This represents a 12.0% return on an annualized basis, well above the expected annualized return of 6.7%. The projected benefit obligation of Siemens’ pension plans increased by approximately €300 million during the first six months, due to the net of pension service and interest costs less benefits paid.

Economic Value Added
Economic Value Added (EVA) for Siemens worldwide improved significantly in the first half compared to the positive EVA in the first half of the prior year. The improvement in EVA was driven by higher earnings, and excludes the goodwill impairment related to the former Atecs businesses and fiscal 2004 effects related to Infineon.

Note: Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold an English-language telephone conference with analysts on April 28, 2004 at 14:00 CET. You can follow this conference live on the Internet by going to www.siemens.com/analystcall. A recording of the telephone conference will be available later at the same location.

This press release report contains forward-looking statements based on beliefs of Siemens’ management. The words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan,” “should” and “project” are used to identify forward-looking statements. Such statements reflect the company’s current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Siemens does not intend or assume any obligation to update these forward-looking statements.

Siemens AG Corporate Communications Press Department 80333 Munich	Informationsnummer: AXX200404.43 e Sabine Krömer 80333 München Tel.: +49-89 636-31809; Fax: -32825 E-mail: sabine.kroemer@siemens.com

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the three months ended March 31, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,773	1,689	1,467	1,587	151	92	1,618	1,679	37	(147)
Information and Communication Mobile (ICM)	2,713	2,300	2,620	2,287	41	42	2,661	2,329	109	55
Siemens Business Services (SBS)	1,334	1,291	858	1,015	263	323	1,121	1,338	26	25
Automation and Drives (A&D)	2,180	2,155	1,794	1,735	308	299	2,102	2,034	235	184
Industrial Solutions and Services (I&S)	1,085	1,018	706	685	277	305	983	990	26	4
Siemens Dematic (SD)	761	614	469	617	34	41	503	658	(30)	12
Siemens Building Technologies (SBT)	1,030	1,238	979	1,158	17	70	996	1,228	16	2
Power Generation (PG)	2,414	2,213	1,709	1,691	4	—	1,713	1,691	274	262
Power Transmission and Distribution (PTD)	907	811	721	790	72	56	793	846	63	50
Transportation Systems (TS)	1,121	1,424	1,010	1,095	7	6	1,017	1,101	(289)	64
Siemens VDO Automotive (SV)	2,160	2,185	2,154	2,183	8	2	2,162	2,185	128	119
Medical Solutions (Med)	1,736	1,845	1,678	1,817	30	13	1,708	1,830	228	255
Osram	1,088	1,063	1,064	1,056	24	7	1,088	1,063	116	101
Other operations(5)	528	383	307	294	171	129	478	423	137	87

Total Operations Groups	20,830	20,229	17,536	18,010	1,407	1,385	18,943	19,395	1,076	1,073
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,658)	(1,679)	58	56	(1,383)	(1,338)	(1,325)	(1,282)	(108)	(386)
Other interest expense	—	—	—	—	—	—	—	—	(33)	(24)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,172	18,550	17,594	18,066	24	47	17,618	18,113	935	663

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	145	139	124	105	21	34	145	139	66	58
Siemens Real Estate (SRE)	399	395	76	59	323	336	399	395	45	55
Eliminations	—	—	—	—	(3)	(2)	(3)	(2)	—	—

Total Financing and Real Estate	544	534	200	164	341	368	541	532	111	113

Eliminations, reclassifications and Corporate Treasury	—	—	—	—	(365)	(415)	(365)	(415)	128	28

Siemens worldwide	19,716	19,084	17,794	18,230	—	—	17,794	18,230	1,174	804

[Additional Columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,105	722	19		19		58	53	71	125
Information and Communication Mobile (ICM)	1,269	1,367	89		279		46	73	73	66
Siemens Business Services (SBS)	645	294	(129)		(67)		55	27	51	64
Automation and Drives (A&D)	1,913	1,925	194		275		70	65	67	51
Industrial Solutions and Services (I&S)	197	167	34		(10)		5	9	9	12
Siemens Dematic (SD)	498	877	(43)		(149)		10	14	8	13
Siemens Building Technologies (SBT)	1,393	1,447	112		212		21	24	31	39
Power Generation (PG)	1,829	1,712	287		117		40	29	45	34
Power Transmission and Distribution (PTD)	818	798	44		60		25	17	15	16
Transportation Systems (TS)	(126)	(252)	(139)		(245)		13	22	17	14
Siemens VDO Automotive (SV)	3,712	3,949	346		81		97	75	93	106
Medical Solutions (Med)	3,162	3,128	278		214		57	66	45	48
Osram	1,935	2,074	136		169		52	51	64	64
Other operations(5)	1,883	1,515	(20)		1		17	15	16	14

Total Operations Groups	20,233	19,723	1,208		956		566	540	605	666
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,456)	(3,781)	1,511	(6)	(100	)(6)	(3)	17	438	(6)
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	46,875	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,652	64,475	2,719		856		563	557	1,043	660

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,428	8,445	688		150		106	39	49	54
Siemens Real Estate (SRE)	3,515	3,607	112		84		27	39	52	50
Eliminations	(620)	(465)	(17	)(6)	(24	)(6)	—	—	—	—

Total Financing and Real Estate	11,323	11,587	783		210		133	78	101	104

Eliminations, reclassifications and Corporate Treasury	2,368	1,543	63	(6)	332	(6)	—	—	—	—

Siemens worldwide	77,343	77,605	3,565		1,398		696	635	1,144	764

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for the six months ended March 31, 2004 and 2003 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	3,622	3,629	3,037	3,301	281	182	3,318	3,483	88	(298)
Information and Communication Mobile (ICM)	5,735	4,809	5,536	5,115	82	70	5,618	5,185	232	114
Siemens Business Services (SBS)	2,733	2,685	1,804	1,989	527	616	2,331	2,605	70	37
Automation and Drives (A&D)	4,380	4,389	3,526	3,418	626	598	4,152	4,016	456	363
Industrial Solutions and Services (I&S)	2,214	2,085	1,452	1,414	528	505	1,980	1,919	41	(29)
Siemens Dematic (SD)	1,622	1,226	981	1,206	64	74	1,045	1,280	(67)	24
Siemens Building Technologies (SBT)	2,135	2,492	2,004	2,313	32	121	2,036	2,434	55	45
Power Generation (PG)	5,090	4,483	3,609	3,458	6	18	3,615	3,476	519	671
Power Transmission and Distribution (PTD)	1,927	1,920	1,471	1,547	142	101	1,613	1,648	114	90
Transportation Systems (TS)	2,141	2,524	2,053	2,171	13	10	2,066	2,181	(257)	132
Siemens VDO Automotive (SV)	4,199	4,318	4,191	4,313	10	5	4,201	4,318	228	192
Medical Solutions (Med)	3,627	3,803	3,300	3,632	56	29	3,356	3,661	555	500
Osram	2,161	2,186	2,116	2,174	45	12	2,161	2,186	225	207
Other operations(5)	968	922	585	596	325	316	910	912	178	122

Total Operations Groups	42,554	41,471	35,665	36,647	2,737	2,657	38,402	39,304	2,437	2,170
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,409)	(3,309)	95	89	(2,679)	(2,592)	(2,584)	(2,503)	(465)	(879)
Other interest expense	—	—	—	—	—	—	—	—	(67)	(26)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	39,145	38,162	35,760	36,736	58	65	35,818	36,801	1,905	1,265

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	277	275	230	214	47	61	277	275	123	142
Siemens Real Estate (SRE)	784	791	133	124	651	667	784	791	99	110
Eliminations	—	—	—	—	(5)	(6)	(5)	(6)	—	—

Total Financing and Real Estate	1,061	1,066	363	338	693	722	1,056	1,060	222	252

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(751)	(787)	(751)	(786)	126	101

Siemens worldwide	40,206	39,229	36,123	37,075	—	—	36,123	37,075	2,253	1,618

[Additional Columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	3/31/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,105	722	(123)		52		94	88	132	236
Information and Communication Mobile (ICM)	1,269	1,367	325		167		85	146	155	138
Siemens Business Services (SBS)	645	294	(260)		(168)		90	64	106	125
Automation and Drives (A&D)	1,913	1,925	407		438		123	104	116	106
Industrial Solutions and Services (I&S)	197	167	2		(53)		40	21	18	24
Siemens Dematic (SD)	498	877	(148)		(238)		16	23	20	28
Siemens Building Technologies (SBT)	1,393	1,447	138		176		35	47	63	74
Power Generation (PG)	1,829	1,712	327		71		80	85	88	66
Power Transmission and Distribution (PTD)	818	798	103		118		37	29	30	32
Transportation Systems (TS)	(126)	(252)	(187)		(406)		24	50	30	29
Siemens VDO Automotive (SV)	3,712	3,949	442		(3)		190	255	186	195
Medical Solutions (Med)	3,162	3,128	294		194		282	140	90	98
Osram	1,935	2,074	319		314		99	118	127	133
Other operations(5)	1,883	1,515	(79)		(56)		29	23	33	28

Total Operations Groups	20,233	19,723	1,560		606		1,224	1,193	1,194	1,312
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,456)	(3,781)	(334	)(6)	(987	)(6)	(13)	(7)	450	32
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	46,875	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,652	64,475	1,226		(381)		1,211	1,186	1,644	1,344

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,428	8,445	526		(7)		164	81	98	108
Siemens Real Estate (SRE)	3,515	3,607	173		134		63	67	101	98
Eliminations	(620)	(465)	(39	)(6)	(74	)(6)	—	—	—	—

Total Financing and Real Estate	11,323	11,587	660		53		227	148	199	206

Eliminations, reclassifications and Corporate Treasury	2,368	1,543	488	(6)	589	(6)	—	—	—	—

Siemens worldwide	77,343	77,605	2,374		261		1,438	1,334	1,843	1,550

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended March 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	17,794	18,230	(365)	(415)	17,618	18,113	541	532
Cost of sales	(12,705)	(13,062)	365	415	(12,637)	(13,079)	(433)	(398)

Gross profit on sales	5,089	5,168	—	—	4,981	5,034	108	134
Research and development expenses	(1,246)	(1,278)	—	—	(1,246)	(1,278)	—	—
Marketing, selling and general administrative expenses	(3,213)	(3,232)	—	1	(3,151)	(3,157)	(62)	(76)
Other operating income (expense), net	(423)	69	(17)	(21)	(426)	69	20	21
Income (loss) from investments in other companies, net	777	24	—	—	762	3	15	21
Income (expense) from financial assets and marketable securities, net	113	10	79	11	43	8	(9)	(9)
Interest income (expense) of Operations, net	5	8	—	—	5	8	—	—
Other interest income (expense), net	72	35	66	37	(33)	(24)	39	22

Income (loss) before income taxes	1,174	804	128	28	935	663	111	113
Income taxes(1)	84	(216)	(14)	(5)	88	(182)	10	(29)
Minority interest	(48)	(20)	—	—	(48)	(20)	—	—

Net income (loss)	1,210	568	114	23	975	461	121	84

Basic earnings per share	1.36	0.64
Diluted earnings per share	1.30	0.64

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the six months ended March 31, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	36,123	37,075	(751)	(786)	35,818	36,801	1,056	1,060
Cost of sales	(25,576)	(26,625)	751	787	(25,498)	(26,614)	(829)	(798)

Gross profit on sales	10,547	10,450	—	1	10,320	10,187	227	262
Research and development expenses	(2,492)	(2,573)	—	—	(2,492)	(2,573)	—	—
Marketing, selling and general administrative expenses	(6,563)	(6,740)	(1)	—	(6,436)	(6,593)	(126)	(147)
Other operating income (expense), net	(324)	284	(35)	(37)	(337)	266	48	55
Income (loss) from investments in other companies, net	882	28	—	—	854	(15)	28	43
Income (expense) from financial assets and marketable securities, net	75	37	37	42	59	(2)	(21)	(3)
Interest income (expense) of Operations, net	4	21	—	—	4	21	—	—
Other interest income (expense), net	124	111	125	95	(67)	(26)	66	42

Income (loss) before income taxes	2,253	1,618	126	101	1,905	1,265	222	252
Income taxes(1)	(236)	(518)	(13)	(32)	(200)	(405)	(23)	(81)
Minority interest	(81)	(47)	—	—	(81)	(47)	—	—

Income (loss) before cumulative effect of change in accounting principle	1,936	1,053	113	69	1,624	813	199	171
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income (loss)	1,936	1,089	113	69	1,624	852	199	168

Basic earnings per share
Income before cumulative effect of change in accounting principle	2.17	1.18
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.17	1.22

Diluted earnings per share
Income before cumulative effect of change in accounting principle	2.08	1.18
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	2.08	1.22

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the six months ended March 31, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Cash flows from operating activities
Net income (loss)	1,936	1,089	113	69	1,624	852	199	168
Adjustments to reconcile net income to cash provided
Minority interest	81	47	—	—	81	47	—	—
Amortization, depreciation and impairments	1,843	1,550	—	—	1,644	1,344	199	206
Deferred taxes	(158)	64	(9)	3	(133)	55	(16)	6
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(121)	(61)	—	—	(104)	(40)	(17)	(21)
Losses (gains) on sales of investments, net	(592)	3	—	—	(592)	3	—	—
Losses (gains) on sales and impairments of marketable securities, net	(39)	21	(10)	9	(28)	11	(1)	1
Loss (income) from equity investees, net of dividends received	(259)	(53)	—	—	(274)	(19)	15	(34)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(783)	(721)	—	—	(800)	(731)	17	10
(Increase) decrease in accounts receivable, net	332	1,027	164	60	179	968	(11)	(1)
Increase (decrease) in outstanding balance of receivables sold	19	(537)	17	(259)	2	(278)	—	—
(Increase) decrease in other current assets	551	316	279	152	23	187	249	(23)
Increase (decrease) in accounts payable	101	(581)	(13)	(9)	103	(585)	11	13
Increase (decrease) in accrued liabilities	20	148	—	—	20	159	—	(11)
Increase (decrease) in other current liabilities	(552)	(1,211)	(27)	388	(564)	(1,469)	39	(130)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	454	613	151	195	304	407	(1)	11

Net cash provided by (used in) operating activities	1,578	1,272	665	608	230	469	683	195
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,111)	(1,210)	—	—	(893)	(1,067)	(218)	(143)
Acquisitions, net of cash acquired	(93)	(32)	—	—	(88)	(32)	(5)	—
Purchases of investments	(234)	(92)	—	—	(230)	(87)	(4)	(5)
Purchases of marketable securities	(32)	(15)	(10)	(11)	(22)	(2)	—	(2)
Increase (decrease) in receivables from financing activities	(174)	(121)	(243)	(283)	—	—	69	162
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(17)	259	—	—	17	(259)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,078	366	—	—	1,980	262	98	104
Proceeds from sales and dispositions of businesses	224	59	—	—	205	59	19	—
Proceeds from sales of marketable securities	138	34	93	16	44	17	1	1

Net cash provided by (used in) investing activities	796	(1,011)	(177)	(19)	996	(850)	(23)	(142)
Cash flows from financing activities
Proceeds from issuance of common stock	3	—	—	—	3	—	—	—
Proceeds from issuance of treasury shares	—	4	—	—	—	4	—	—
Proceeds from issuance of debt	—	202	—	202	—	—	—	—
Repayment of debt	(265)	(727)	(265)	(727)	—	—	—	—
Change in short-term debt	101	(594)	213	(334)	(82)	(201)	(30)	(59)
Dividends paid	(978)	(888)	—	—	(978)	(888)	—	—
Dividends paid to minority shareholders	(62)	(74)	—	—	(62)	(74)	—	—
Intracompany financing	—	—	899	(1,496)	(228)	1,508	(671)	(12)

Net cash provided by (used in) financing activities	(1,201)	(2,077)	847	(2,355)	(1,347)	349	(701)	(71)
Effect of exchange rates on cash and cash equivalents	(89)	(210)	(77)	(160)	(11)	(49)	(1)	(1)
Net increase (decrease) in cash and cash equivalents	1,084	(2,026)	1,258	(1,926)	(132)	(81)	(42)	(19)
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	13,233	9,170	12,603	8,343	593	792	37	35

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of March 31, 2004 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	3/31/04	9/30/03	3/31/04	9/30/03	3/31/04	9/30/03	3/31/04	9/30/03
ASSETS
Current assets
Cash and cash equivalents	13,233	12,149	12,603	11,345	593	725	37	79
Marketable securities	2,233	650	21	101	2,193	529	19	20
Accounts receivable, net	14,053	14,511	(5)	(9)	10,626	10,894	3,432	3,626
Intracompany receivables	—	—	(10,980)	(10,777)	10,948	10,742	32	35
Inventories, net	10,979	10,366	(4)	(4)	10,915	10,284	68	86
Deferred income taxes	1,147	1,063	93	77	971	909	83	77
Other current assets	4,515	4,750	614	736	2,870	3,143	1,031	871

Total current assets	46,160	43,489	2,342	1,469	39,116	37,226	4,702	4,794

Long-term investments	4,283	5,992	19	19	3,945	5,636	319	337
Goodwill	6,078	6,501	—	—	5,994	6,421	84	80
Other intangible assets, net	2,192	2,358	—	—	2,175	2,338	17	20
Property, plant and equipment, net	10,306	10,756	1	1	6,738	7,114	3,567	3,641
Deferred income taxes	4,256	4,359	1,120	1,127	3,071	3,165	65	67
Other assets	4,068	4,150	69	131	1,430	1,371	2,569	2,648
Other intracompany receivables	—	—	(1,183)	(1,204)	1,183	1,204	—	—

Total assets	77,343	77,605	2,368	1,543	63,652	64,475	11,323	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,645	1,745	918	977	619	646	108	122
Accounts payable	8,469	8,404	(7)	4	8,281	8,216	195	184
Intracompany liabilities	—	—	(6,563)	(7,426)	1,202	1,771	5,361	5,655
Accrued liabilities	8,876	8,884	5	6	8,666	8,748	205	130
Deferred income taxes	939	870	(272)	(271)	926	877	285	264
Other current liabilities	11,564	12,125	328	284	10,932	11,578	304	263

Total current liabilities	31,493	32,028	(5,591)	(6,426)	30,626	31,836	6,458	6,618

Long-term debt	11,298	11,433	10,131	10,176	692	748	475	509
Pension plans and similar commitments	4,769	5,843	—	—	4,738	5,813	31	30
Deferred income taxes	497	534	171	182	222	250	104	102
Other accruals and provisions	3,694	3,418	26	21	3,352	3,101	316	296
Other intracompany liabilities	—	—	(2,369)	(2,410)	365	378	2,004	2,032

	51,751	53,256	2,368	1,543	39,995	42,126	9,388	9,587

Minority interests	635	634	—	—	635	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,237,881 and 1,129,742,969 shares, respectively Issued: 891,027,881 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,085	5,073
Retained earnings	23,978	23,020
Accumulated other comprehensive income (loss)	(6,779)	(7,051)
Treasury stock, at cost 27 and 1,184 shares, respectively	—	—

Total shareholders’ equity	24,957	23,715	—	—	23,022	21,715	1,935	2,000

Total liabilities and shareholders’ equity	77,343	77,605	2,368	1,543	63,652	64,475	11,323	11,587

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 28, 2004	/s/ DR. KLAUS PATZAK

Name: Dr. Klaus Patzak
Title: Vice President and Corporate Controller

/s/ DR. GEORG KLEIN

Name: Dr. Georg Klein
Title: Head of Financial Disclosure